Austral Pacific Energy Ltd.

AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

Policy adopted by the Board on 25 January 2007

Review due January 2008

“David Newman”

Chairman of the Board

AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

1.	Committee’s Role

The Committee’s role is to:

•	assist the Board in discharging its responsibility to exercise due care, diligence and skill in relation to oversight of:

-	the integrity of external financial reporting;

-	the application of financial policy;

-	financial management;

-	internal control systems;

-	accounting policy and practice;

-	related party transactions: and

-	compliance with applicable laws, regulations and standards.

•	improve the quality, credibility and objectivity of the accounting process, including financial reporting.

•	oversee and monitor the performance of the external auditor.

•	ensure the independence of the external auditor.

•	recommend risk management policies and associated hedging strategies

•	act as a formal forum for free and open communication between the Board, and the external auditors and management.

2.	Committee Membership

The Committee shall consist of a minimum of three Directors. Committee members shall be independent in accordance with the definition contained in the corporate governance guidelines of the NZSX Listing Rules, the TSX Policies, SEC Rules and AMEX requirements, and be financially literate as defined by the TSX and the AMEX.

The Committee must have one member who is a financial expert, with the attributes as set out in the TSX corporate governance guidelines and be sufficiently literate in business and financial reporting and control, including knowledge of the regulatory requirements, and should have past employment experience in finance or accounting or other comparable experience or background, as set out in the Sarbanes Oxley Act 2002 (US).

The Board shall appoint the chairman of the Committee, who shall not be the chairman of the Board.

The appointment and removal of Committee members shall be the responsibility of the Board.

3.	Committee Operating Principles

The Committee shall fulfil its responsibilities within the context of the following overriding principles:

Communications

The Committee chairman and Committee members shall, to the extent appropriate, maintain an open avenue of contact throughout the year with senior management and internal auditors to strengthen the Committee’s knowledge of relevant current and prospective business issues.

Education/Orientation

The Committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the Company. Additionally, individual Committee members are encouraged to participate in relevant and appropriate self-study education to ensure understanding of the business and environment in which the Company operates.

Procedure

The Committee shall meet the external auditors without management present for a standing agenda item at each quarterly meeting, and any other meetings if requested by either party.

Meetings to approve the quarterly financial statements will be in February, May, August and November.

Attending each meeting by standing invitation are the Directors, Chief Executive Officer, Chief Financial Officer and Company Legal Counsel/Secretary and representatives from the external auditors. From time to time the Committee chairman shall be entitled to request that the Committee meet without any of those persons. In any case, the Committee shall meet separately with external auditors at least annually.

The external auditors are encouraged to meet as appropriate with the Committee chairman, independent of management. The Committee chairman will generally meet with management and the external auditors (either together or separately as the Committee chairman deems appropriate) before each Committee meeting.

Expectations and Information Needs

The Committee shall communicate Committee expectations and the nature, timing and extent of Committee information needs to management and external auditors. The agenda and Committee papers will be prepared and circulated to all Directors of the Company including the members of the Committee at least one week in advance of meeting dates. Meeting conduct will assume Committee members have reviewed materials in sufficient depth to participate in the Committee’s deliberations.

Minutes will be recorded documenting the Committee’s discussion, the decisions taken and all resulting recommendations to the Board. The Committee’s minutes will be tabled at the earliest available Board meeting.

4.	Committee Responsibilities

“External financial reporting” in this section means the quarterly, half-yearly and annual financial statements, external audits, and the content of press or other releases and presentations given in respect of any quarterly financial report.

The Committee may not take action or make decisions on behalf of the Board unless specifically mandated. The Board delegates certain of its functions to the Committee, making the Committee responsible for:

4.1	External Financial Reporting

•	reviewing and discussing the external financial reporting with management, including whether the reporting is consistent with the Committee members’ information and knowledge and whether it is adequate for shareholder needs;

•	considering, when conducting that review:

-	the underlying quality of the external financial reporting;

-	changes in accounting policy and practice;

-	any significant accounting estimates and judgments;

-	accounting implications of new and significant transactions;

-	management practices and any significant disagreements between management and the external auditors;

-	compliance with applicable Canadian, New Zealand, United States, and international accounting standards, New Zealand Stock Exchange, Toronto Stock Exchange and SEC (USA) requirements and legislative requirements including New Zealand Securities legislation, Business Corporations Act (Yukon) and Sarbanes Oxley Act 2002 (USA);

-	the certification by the Chief Executive Officer and the Chief Financial Officer to the Board that the Company’s financial report represents a true and fair view in all material respects of the Company’s financial condition and operational results and are in accordance with relevant accounting standards; and

-	the above statement has been made based on a sound system of risk management and internal control and compliance which implements the policies adopted by the Board.

•	reviewing and approving (if appropriate) related party transactions;

•	meeting with the external auditors to discuss the practices and issues surrounding the external financial reporting;

•	reporting the results of the review to the Board and recommending, if appropriate, the Board adopt the external financial reporting;

•	discussing in a general manner the content of press releases and presentations given in respect of any quarterly reporting;

4.2	Risks and Controls

•	reviewing the risk profile of the Company on an annual basis;

•	ensuring that management has established a risk management framework, to effectively identify, treat and monitor areas representing significant business risk;

•	monitoring compliance with the risk management framework;

•	reviewing and assessing, after consultation with the external auditor and management, the adequacy of the Company’s system of internal controls for detecting accounting and financial reporting errors, fraud and defalcations, legal violations, and noncompliance with the Company’s Code of Ethics. In that regard, reviewing the related findings and recommendations of the external auditors, together with management’s responses;

•	reviewing with legal counsel any regulatory matters that may have a material impact on the financial statements;

•	reviewing on a monthly basis all hedged positions implemented by the Company in accordance with the “Price Risk Management Policy”

4.3	External Auditors

•	recommending directly to the shareholders, the selection of the external auditors, for subsequent approval by the shareholders;

•	instructing the external auditors that they are responsible to the Board and the Committee as representatives of the shareholders. In that regard, confirming that the external auditors will report all relevant issues to the Committee in response to agreed-upon expectations;

•	discussing with the auditors any relationships or non-audit services that may affect their objectivity or independence;

•	obtaining a formal written statement from the external auditors consistent with the standards set by the Independence Standards Board;

•	pre-approving all non-audit services to be provided by the external auditors, and being advised of any other services undertaken at the request of management that is beyond the scope of the audit engagement letter;

•	establishing the external auditor’s fees, subject to shareholder approval;

•	reviewing the external auditor’s fees, terms of engagement and work plan;

•	approving the hiring by the Company of any former partner or audit manager of the external auditor;

4.4	Complaints

•	ensuring the confidential and anonymous receipt, retention and treatment of complaints regarding accounting, internal controls or audit matters;

•	establishing procedures for receiving and dealing with accounting complaints, including procedures for anonymous submissions;

•	investigating matters under its authority;

5.	Members’ Powers and Authority

The Committee and each member of the Committee shall have the authority of the Board to:

•	retain and consult with other independent advisors (including legal) at the Company’s expense;

•	secure the attendance at meetings of outsiders with relevant experience; and

•	have unrestricted access to and communication with management and the external auditors,

where the Committee or Committee member deems it necessary to carry out the functions of the Committee.

Committee members are entitled to rely on the Company’s executives on matters within their responsibility and on external professionals on matters within their area of expertise and may assume the accuracy of information provided by such persons, so long as the Committee member is not aware of any reasonable grounds upon which reliance or assumption may be inappropriate.

The Board may rely upon information provided by the Committee and its members in relation to matters within the Committee’s responsibility under the terms of this Charter, provided that the Board has evaluated the information and is not aware of any reasonable basis upon which to question its accuracy.

Management is responsible for the preparation, presentation and integrity of the financial statements. Management is responsible for implementing and maintaining appropriate accounting and reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

The external auditors are responsible for planning and carrying out each audit and review, in accordance with applicable auditing and review standards. The auditors are accountable to shareholders through the Committee.

6.	Accountability to the Board

•	The Board reviews annually this Committee’s Charter.

•	The Board reviews annually the Committee’s performance against this Charter and the Committee will annually, prior to the Board’s review, assess its own performance with reference to this Charter.